SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2025

Commission File Number: 001-36625

CyberArk Software Ltd.
(Translation of registrant’s name into English)

CyberArk Software Ltd.
9 Hapsagot St.
Park Ofer 2, POB 3143
Petach-Tikva, 4951041 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

On February 24, 2025, CyberArk Software Ltd. (“CyberArk” or the “Company”) announced, ahead of its scheduled Investor Day, that the Company is affirming its previously issued Business Outlook that was included in the Company’s press release entitled “CyberArk Announces Record Fourth Quarter and Full Year 2024 Results” issued on February 13, 2025.

Business Outlook

Based on information available as of February 24, 2025, CyberArk affirms its previously issued guidance for the first quarter and full year 2025 as indicated below.

First Quarter 2025:

•	Total revenue is expected to be in the range of $301.0 million and $307.0 million, representing growth of 36 percent to 39 percent compared to the first quarter of 2024.

•	Non-GAAP operating income is expected to be in the range of $42.5 million to $47.5 million.

•	Non-GAAP net income per share is expected to be in the range of $0.74 to $0.81 per diluted share.

o	Assumes 51.3 million weighted average diluted shares.

Full Year 2025:

•	Total revenue is expected to be in the range of $1.308 billion to $1.318 billion, representing growth of 31 percent to 32 percent compared to the full year 2024.

•	Non-GAAP operating income is expected to be in the range of $215.0 million to $225.0 million.

•	Non-GAAP net income per share is expected to be in the range of $3.55 to $3.70 per diluted share.

o	Assumes 51.5 million weighted average diluted shares.

•	ARR as of December 31, 2025, is expected to be in the range of $1.410 billion to $1.420 billion, representing growth of 21 percent from December 31, 2024.

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Adjusted free cash flow is expected to be in the range of $300.0 million to $310.0 million for the full year 2025. Adjusted free cash flow guidance normalizes for a one-time tax payment of $70 million related to the capital gain associated with the intercompany migration of intellectual property related to the Venafi acquisition.

Investor Day 2025

As previously announced, CyberArk will host its 2025 Investor Day on February 24, 2025. The Investor Day will take place in Boston, Massachusetts, beginning at 12:30 p.m. Eastern Time. Members of CyberArk’s executive team will discuss the company’s leadership position in identity security, differentiated persona-based solutions, innovation roadmap, key business initiatives, and industry trends, as well as the company’s go-to-market approach and long-term financial targets.

The presentations will be webcast live via the “Investor Relations” section of the company’s website at www.cyberark.com. The webcast will also be archived on the Investor Relations website.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to: risks related to the Company’s acquisitions of Venafi Holdings, Inc. (“Venafi”) and Zilla Security Inc. (“Zilla”), including potential impacts on operating results; challenges in retaining and hiring key personnel and maintaining business; risks related to the successful integration of Venafi’s or Zilla’s operations and the ability to realize anticipated benefits of the combined operations; disruption of the current plans and operations of the Company and/or Zilla as a result of the announcement of the transaction, including risks of cyberattacks; changes to the drivers of the Company’s growth and the Company’s ability to adapt its solutions to the information security market changes and demands, including artificial intelligence (“AI”); the Company’s ability to acquire new customers and maintain and expand the Company’s revenues from existing customers; intense competition within the information security market; real or perceived security vulnerabilities, gaps, or cybersecurity breaches of the Company, or the Company’s customers’ or partners’ systems, solutions or services; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to successfully operate its business as a subscription company and fluctuation in its quarterly results of operations; the Company’s reliance on third-party cloud providers for its operations and software-as-a-service (“SaaS”) solutions; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to effectively execute its sales and marketing strategies; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; the Company’s ability to maintain successful relationships with channel partners, or if the Company’s channel partners fail to perform; risks related to sales made to government entities; prolonged economic uncertainties or downturns; the Company’s history of incurring net losses, the Company’s ability to generate sufficient revenue to achieve and sustain profitability and the Company’s ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property claims; fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software; risks related to stock price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; changes in tax laws; the Company’s expectation to not pay dividends on the Company’s ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including wars and other hostilities in the Middle East; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBERARK SOFTWARE LTD.

Date: February 24, 2025	By:	/s/ Erica Smith
Name: Erica Smith
Title: Chief Financial Officer

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